Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or type responses)
1. Name and Address of Reporting Person* Seltzer, Alex J. (Last) (First) (Middle) 28001 Dorothy Drive (Street) Agoura Hills, CA 91301 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 08/28/2002	4. Issuer Name and Ticker or Trading Symbol Elecronic Clearing House, Inc. (ECHO)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___10% Owner _X_ Officer (give ___ Other (specify title below) below) CIO/COO	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
options	08/28/2003 10,000	08/28/2008 10,000	common	10,000	$1.29	D
options	08/28/2004 10,000	08/28/2009 10,000	common	10,000	$1.29	D
options	08/28/2005 10,000	08/28/2010 10,000	common	10,000	$1.29	D
options	08/28/2006 10,000	08/28/2011 10,000	common	10,000	$1.29	D
options	08/28/2007 10,000	08/28/2012 10,000	common	10,000	$1.29	D
Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Alex J. Seltzer **Signature of Reporting Person	09/05/2002 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.